UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SYBASE, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Common Stock, Par Value $0.001 Per Share
(including associated rights issued under the Preferred Stock Rights Agreement)
(Title of Class of Securities)
871130100
(CUSIP Number of Class of Securities)

Daniel R. Carl, Esq.
Vice President, General Counsel and Secretary
One Sybase Drive
Dublin, CA 94568
(925) 236-5000
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)
Copy to:
Bradley L. Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Tel: (650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$300,000,000	$11,790.00
     *     Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $30.00 per share.
     **     The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.
     ☑     Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,790.00	Filing Party: Sybase, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 10, 2008
     ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No.1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on March 10, 2008 by Sybase, Inc., a Delaware corporation (“Sybase” or the “Company”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by Sybase to purchase up to 10,000,000 shares of its common stock, par value $0.001 per share, including the associated rights issued under the Preferred Stock Rights Agreement, dated July 31, 2002, as amended, between the Company and the American Stock Transfer & Trust Company, as Rights Agent, at a price not greater than $30.00 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 10, 2008 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to Schedule TO.
     This Amendment No. 1 is filed solely to include information relating to Sybase’s expectations for the quarter ending March 31, 2008 and the year ending December 31, 2008 in the Schedule TO and as part of the Offer to Purchase. Except as specifically provided herein, the information contained in the Schedule TO and Offer to Purchase remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs to the section “Item 10. Information About Sybase, Inc.” of the Offer to Purchase immediately preceding the sentence “Sybase was founded and incorporated in California on November 15, 1984, and was re-incorporated in Delaware on July 1, 1991.”:
     Sybase issued a press release before the market opened on March 27, 2008 stating that it expects financial results for its first quarter ending March 31, 2008 to exceed previously stated guidance which had been publicly provided by Sybase on January 24, 2008. Based on preliminary financial results, Sybase stated that it expects to exceed its first quarter guidance, which called for revenue in the range of $240 million to $250 million, GAAP fully diluted EPS in the range of $0.21 to $0.26, and non-GAAP fully diluted EPS in the range of $0.30 to $0.35. In addition, Sybase stated that it currently believes the Company is tracking to its prior full-year 2008 guidance, excluding the impact of the Offer. It emphasized that these results and expectations are based on preliminary information and are subject to change pending the Company’s normal quarterly close process.
Note Regarding Non-GAAP Financial Measures
     Set forth below is a reconciliation of GAAP-based EPS to the Non-GAAP EPS which had been previously given on January 24, 2008 as guidance for the three months ending March 31, 2008 and for the 12 months ending December 31, 2008.
     In addition to our GAAP results, the reconciliation below discloses adjusted net income and net income per share, referred to respectively as “non-GAAP net income”, and “non-GAAP net income per diluted share”. These items, which are collectively referred to herein as “Non-GAAP Measures”, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, restructuring costs and related tax effects. From time to time, subject to the review and approval of the audit committee of the Board of Directors, we may make other adjustments for expenses and gains that we do not consider reflective of core operating performance in a particular period and may modify the Non-GAAP Measures by excluding these expenses and gains. There were no such expenses or gains during the periods presented.
     We define our core operating performance to be the revenues recorded in a particular period and the expenses incurred within that period which management has the capability of directly affecting in order to drive operating income. Non-cash stock-based compensation, amortization of acquisition-related intangible assets and restructuring charges are excluded from our core operating performance because the decisions which gave rise to these expenses were not made to drive revenue in a particular period, but rather were made for our long-term benefit over multiple periods. While strategic decisions, such as the decisions to issue stock-based compensation, to acquire a company or to restructure the organization, are made to further our long-term strategic objectives and do impact our income statement under GAAP, these items affect multiple periods and management is not able to change or affect these items within any particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Therefore, we exclude these impacts in our planning, monitoring, evaluation and reporting of our underlying revenue-generating operations for a particular period.
     Prior to the adoption of Financial Accounting Standards Board Statement 123 Revised “Share-based Payment” (“FAS 123R”) on January 1, 2006, our practice was to exclude stock-based compensation internally to evaluate performance and we presented investors with certain Non-GAAP Measures. With the adoption of FAS 123R, we continue to believe that Non-GAAP Measures can provide relevant disclosure to investors as contemplated by Staff Accounting Bulletin 107 (“SAB 107”) and we have presented Non-GAAP Measures that exclude stock-based compensation, amortization of acquisition-related intangible assets, restructuring costs and the related tax effects. While these items (other than restructuring) are recurring and affect GAAP net income, we do not use them to assess our operational performance for any particular period because (a) these items affect multiple periods and are unrelated to business performance in a particular period; (b) we are not able to change these items in any particular period; and (c) these items do not contribute to the operational performance of our business for any particular period.
     We also use Non-GAAP Measures to operate the business because the excluded expenses are not under the control of, and accordingly are not used in evaluating the performance of, operations personnel within their respective areas of responsibility. In the case of stock-based compensation expense, the award of stock options is governed by the stock committee of the Board of Directors and, in the case of acquisition-related intangible assets; acquisitions arise from strategic decisions which are not the responsibility of most levels of operational management. The restructuring charges, like our stock-based compensation charges and amortization of acquisition-related intangible assets, are excluded in management’s internal evaluations of our operating results and are not considered for management compensation purposes.
     In the case of stock-based compensation, our compensation strategy is to use stock-based compensation to attract and retain key employees and executives. It is principally aimed at long term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational performance in any particular period. We use annual cash incentive payouts for executives and other employees to motivate and reward the achievement of short-term operational objectives.
     We view amortization of acquisition-related intangible assets, such as the amortization of an acquired company’s research and development efforts, customer lists and customer relationships, as items arising from pre-acquisition activities. These are costs that are determined at the time of an acquisition. While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period and does not contribute to operational performance for any particular period.
     The cost of restructure charges are excluded in our Non-GAAP Measures because they are significantly different in magnitude and character from routine personnel and facility adjustments that management makes when monitoring and conducting the Company’s core operations during any particular period. We have not undertaken restructuring since 2004 and amounts included in cost of restructure in 2006 and subsequently reflect lease termination costs from previously announced restructuring efforts. Our previous restructuring activities and related expenses were not related to operating performance for any particular period, and were not subject to change by management in any particular period. Instead, the prior restructuring was intended to align our business model and expense structure to our position in the market.
     Our historical non-GAAP effective tax rates differ from our GAAP effective tax rates because of (i) the exclusion of the amortization of acquisition-related intangible assets, stock-based compensation expenses and restructuring costs described above, (ii) the exclusion of certain acquired tax attributes, and (iii) the resulting impact on the realization of the Company’s other tax assets. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit because management believes that they are not indicative of our ongoing business operations.
     Because the Non-GAAP Measures are not calculated in accordance with GAAP, they are used by our management as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP. There are a number of limitations on the Non-GAAP Measures, including the following:
•	These Non-GAAP Measures do not have standardized meanings and may not be comparable to similar non-GAAP measures used or reported by other software or technology companies.

•	The Non-GAAP Measures do not reflect all costs associated with our operations determined in accordance with GAAP. For example:
     Non-GAAP operating margin performance and non-GAAP net income do not include stock compensation expense related to equity awards granted to our workforce. Our stock incentive plans are important components of our employee incentive compensation arrangements and are reflected as expenses in our GAAP results under FAS 123R. While we include the dilutive impact of such equity awards in weighted average shares outstanding, the expense associated with stock-based awards is excluded from our non-GAAP measures.
     Although amortization of acquisition-related intangible assets does not directly impact our current cash position, such expense represents the declining value of the technology or other intangible assets that we have acquired. These assets are amortized over their respective expected economic lives or impaired, if appropriate. The expense associated with this decline in value is excluded from our non-GAAP measures and therefore non-GAAP measures do not include the costs of acquired intangible assets that supplement our research and development.

     Restructuring charges in 2006 and subsequently primarily represent lease termination costs associated with restructuring activities that commenced in 2004 and before. Most of the charges are cash expenditures, which are excluded from our Non-GAAP Measures.
     Excluded expenses for stock-based compensation and amortization of acquisition-related intangible assets will continue to recur and impact the Company’s GAAP results. While restructuring costs are non-recurring activities, their occasional occurrence will impact GAAP results. As such, the Non-GAAP Measures should not be construed as an inference that the excluded items are unusual, infrequent or non-recurring.
     Management compensates for theses limitations by relying on these Non-GAAP Measures only as a supplement to the Company’s GAAP results.
SYBASE, INC.
Management Estimates Previously
Announced on January 24, 2008
Reconciliation of GAAP-based EPS to Non-GAAP EPS
for the three months ended March 31, 2008
(unaudited)

GAAP — based EPS	$0.21	$0.26
Amortization of purchased intangibles	0.07	0.07
Amortization of stock compensation expense	0.07	0.07
Income tax effect of above adjustments	(0.05)	(0.05)
Income tax effect due to differences between the GAAP and non-GAAP effective tax rate	0.00	0.00

Non-GAAP EPS	$0.30	$0.35

Please see “Note Regard Non-GAAP Financial Measures” for important information regarding Non-GAAP Financial Measures.

SYBASE, INC.
Management Estimates Previously
Announced on January 24, 2008
Reconciliation of GAAP-based EPS to Non-GAAP EPS
for the twelve months ended December 31, 2008
(unaudited)

GAAP — based EPS	$1.50	$1.55
Amortization of purchased intangibles	0.31	0.31
Amortization of stock compensation expense	0.27	0.27
Income tax effect of above adjustments	(0.20)	(0.20)
Income tax effect due to differences between the GAAP and non-GAAP effective tax rate	(0.03)	(0.03)

Non-GAAP EPS	$1.85	$1.90

Please see “Note Regard Non-GAAP Financial Measures” for important information regarding Non-GAAP Financial Measures.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2008	SYBASE, INC.
	By:	/s/ Daniel R. Carl
		Name:	Daniel R. Carl
		Title:	Vice President, General Counsel and Secretary